SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2006 CORPORATE EVENTS CALENDAR

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Rua Tamoios, 246, Jd. Aeroporto, São Paulo, SP, 04630-000
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone: 5033-4393 Fax: 5033-4224
Responsible for Investor Relations Area	Name: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone: 5033-4393 Fax: 5033-4224
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005
Event	Date
Accessible to Stockholders	03/09/2006
Publication	03/31/2006
Submission to BOVESPA	03/09/2006

Standardized Financial Statement (DFP), as of 12/31/2005
Event	Date
Submission to BOVESPA	03/09/2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2005
Event	Date
Submission to BOVESPA	03/09/2006

Annual Financial Statements – IAN, as of 12/31/2005
Event	Date
Submission to BOVESPA	03/09/2006

Quarterly Financial Statements – ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter 2006 Referring to 2nd quarter 2006 Referring to 3rd quarter 2006	04/24//2006 07/27/2006 10/26/2006

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA Referring to 1st quarter 2006 Referring to 2nd quarter 2006 Referring to 3rd quarter 2006	04/24//2006 07/27/2006 10/26/2006

Ordinary Shareholders Meeting
Event	Date
Publication of Availability of Information	03/17/2006 03/18/2006 03/19/2006
Publication of the Call Notice	03/30/2006 03/31/2006 04/01/2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03/29/2006
Ordinary Shareholders Meeting	04/17/2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04/17/2006

Public Meetings with Analysts
Event	Date
APIMEC SP - Public Meeting with Analysts and Investors, open to the public	03/13/2006
ABAMEC RJ - Public Meeting with Analysts and Investors, open to the public	04/28 /2006
APIMEC MG - Public Meeting with Analysts and Investors, open to the public	05/02/2006
NYSE - Public Meeting with Analysts and Investors, open to the public	05/08/2006
GOL DAY - Public Meeting with Analysts and Investors, open to the public	11/20/2006 11/21/2006

Conference Call (to discuss quarterly results in US GAAP)
Event	Date
4Q05 and 2005 Results	03/10/2006
1Q06 Results	04/25/2006
2Q06 Results	07/27/2006
3Q06 Results	10/26/2006

Board of Directors Meeting
Event	Date
Board of Directors Meeting – Approval of 2005 Financial Statements	02/23/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02/23/2006
Event	Date
Extraordinary Board of Directors Meeting - Approval of 2005 Financial Statements	03/09/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/09/2006
Event	Date
Board of Directors Meeting - Approval of 1Q06 Financial Results	04/20/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	04/20/2006
Event	Date
Board of Directors Meeting – Committees Presentation and Current Policies	06/20/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/20/2006
Event	Date
Board of Directors Meeting - Approval of 2Q06 Financial Results	07/19/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/19/2006
Event	Date
Board of Directors Meeting - Approval of 3Q06 Financial Results	10/19/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	10/19/2006
Event	Date
Board of Directors Meeting - Approval of 2007 Budget	12/15/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	12/15/2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.